UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 0)*

UNDER THE SECURITIES ACT OF 1934

China Tel Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

(CUSIP Number)

 Trust F/968, Manuel Avila Camacho No 40, Piso 17, Lomas de Chapultepec, Mexico DF 11000, (619) 515-3221

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

August 4, 2009

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
Trust F/968

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Mexico

	7	SOLE VOTING POWER

NUMBER OF		None
OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		10,219,858
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None
WITH
	10	SHARED DISPOSITIVE POWER

10,219,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,219,858

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

ITEM 1.   SECURITY AND ISSUER

This statement on Schedule 13D (“Statement”) relates to the Series A Common Stock of ChinaTel Group, Inc. (the “Issuer”).  The principal executive office of the Issuer is 8105 Irvine Center Dr., Suite 800, Irvine, CA 92618.

ITEM 2.   IDENTITY AND BACKGROUND

(a) & (b) of this Statement is being filed by Trust F/968 (the “Reporting Person”).  The business addresses for the Reporting Person is Manuel Avila Camacho No 40, Piso 17, Lomas de Chapultepec, Mexico DF 11000.

(c) The principal business of the Reporting Person is to is to hold property for the benefit of the beneficiaries of an irrevocable trust.

(d) & (e) During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) Mexico.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person was the holder of a Convertible Promissory Note issued by the Issuer on April 25, 2008, upon the conversion of which the Reporting Person received the Series A Common Stock of the Issuer (the “Transaction”).

ITEM 4.   PURPOSE OF TRANSACTION

The purpose of the Transaction was for the Reporting Person to receive shares of Series A Common Stock of the Issuer in exchange for its Convertible Promissory Note.  The Reporting Person intends to hold the shares as investment.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) & (b) The Reporting Person, an irrevocable trust, owns 10,219,858, or approximately 7.8% of the Series A Common Stock of the Issuer.  The Reporting Person is the beneficial owner of all 10,219,858 shares of Series A Common Stock of the Issuer, or approximately 7.8% of the issued and outstanding shares of Series A Common Stock of the Issuer, based upon 129,637,653 shares of Series A Common Stock issued and outstanding.  Among the Reporting Person there is a shared power to vote or dispose of any of the Reporting Person’s shares.

(c)  The Reporting Person has caused the issuance of 10,219,858 shares of Series A Common Stock in exchange for its Convertible Promissory Note pursuant to the Transaction.  The Transaction has occurred in the last 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock directly owned by the reporting persons.

(e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       9/22/2009
Date

 /s/ Monica Mijangos Montalban
Signature

Trustee Delegate
Name/Title